September 30, 2011

Via Edgar Correspondence

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3561
Washington, DC  20549

Re:	Image Entertainment, Inc.
Form 10-K for the year ended March 31, 2011
Filed June 29, 2011
File No. 000-11071

Dear Ms. Cvrkel:

We received the letter dated September 22, 2011, from the staff of the Securities and Exchange Commission (the “Commission”) to Image Entertainment, Inc. (the “Company”), in connection with its review of our annual report on Form 10-K for the fiscal year ended March 31, 2011.  We spoke with Claire Erlanger today who kindly granted our requested extension to respond by October 27, 2011.

If you have any questions or comments concerning the foregoing, please feel free to contact me directly at (818) 534-9219.
Sincerely,

/s/ JOHN P. AVAGLIANO

John P. Avagliano
Chief Operating Officer and Chief Financial Officer

JPA:dam